4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

Medicure Announces Second Quarter Financial Results

WINNIPEG, Manitoba – (January 12, 2004)  Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, today reported financial results for the three-month and six-month periods ending November 30, 2003. Unless otherwise stated, the dollar values quoted herein represent Canadian dollars.

As at November 30, 2003, the Company had cash and cash equivalents totaling $10,386,000 compared to $4,130,000 as of May 31, 2003. For the six months ended November 30, 2003, the Company received proceeds of $1,583,000 from the exercise of options and warrants compared to $25,000 for the same period in fiscal 2003. Subsequent to the end of the second quarter, the Company significantly strengthened its cash position as it received proceeds of $13,080,000 from the exercise of warrants and agents’ compensation units that expired on December 20, 2003. The warrants and units were part of a public offering in December 2001. The Company currently has cash and cash equivalents totaling $22,900,000.

Research and development expenditures during the quarter were $893,000 as compared to $929,000 for the same quarter in fiscal 2003. The year-to-date research and development expenditures were $1,649,000 compared to $1,931,000 for the six-month period ended November 30, 2002. This decrease in expenditures is due primarily to the clinical development costs being lower in the first quarter of fiscal 2004 versus prior year, which had included costs associated with the MEND-1 Phase II trial that was successfully completed in January 2003.

The Company anticipates research and development expenditures to be higher for the balance of fiscal 2004 when compared with the corresponding period in fiscal 2003. The most significant component of these expenditures will consist of a Phase II clinical trial in patients undergoing coronary artery bypass graft (CABG) procedures, which received FDA and TPD approval during the quarter. The trial will enroll up to 900 patients and is expected to commence enrollment in the next quarter.

“The approval by the regulatory authorities that allows us to proceed with the CABG trial was the most significant event for the Company during the second quarter of Fiscal 2004,” stated Albert D. Friesen, PhD, Medicure’s President and CEO. “Approval of this important study furthering the clinical development of MC-1 represents a significant milestone in the Company's history. MEND-1 established MC-1’s cardioprotective capabilites in angioplasty; MEND-CABG is a much larger study designed to show

MC-1’s efficacy with clinically important endpoints, setting the stage for the pivotal Phase III to follow.”

Also during the second quarter of fiscal 2004, the clinical development program of MC-4232, Medicure’s second drug candidate, progressed as the initial Phase II trial involving diabetic patients with hypertension saw patient enrollment continue.

Interest and other income for the second quarter ended November 30, 2003 was $81,000 compared to $56,000 for the second quarter ended November 30, 2002. For the six months ended November 30, 2003, interest and other income totaled $151,000 compared to $122,000 for the same period in fiscal 2003. The increase is the result of a higher cash and cash equivalent balance as compared to the same period of the prior year.

General and administrative expenditures for the second quarter ended November 30, 2003 totaled $424,000, compared to $293,000 in fiscal 2003. For the six months ended November 30, 2003, expenditures totaled $834,000 compared to $556,000 for the same period a year ago. The increase is attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities, regulatory costs and professional fees. The Company expects higher levels of general and administrative activities for the remainder of fiscal year ending May 31, 2004 in support of its business activities.

As a result of the above noted items, the financial results for the three months ended November 30, 2003 include a consolidated net loss from operations of $1,247,000 or $0.03 per share, compared to $1,173,000 or $0.03 per share for the three-month period ended November 30, 2002. The net loss for the six months ended November 30, 2003 was $2,346,000 or $0.05 per share compared to a net loss of $2,379,000 or $0.06 per share for the same period a year ago.

The total number of Common Shares increased to 49,693,502 at November 30, 2003 from 38,509,864 at May 31, 2003.

An expanded version of the Management Discussion and Analysis and the financial statements for the quarter are accessible on Medicure’s website at www.medicureinc.com.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high.

Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com